Exhibit 99.1

NEWS RELEASE

Precision Drilling Trust Reminds Unitholders Of
Deadline In Connection With Rights Offering

Calgary, Alberta, Canada – May 27, 2009

Precision Drilling Trust (the "Trust") reminded its security holders today that pursuant to the previously announced rights offering to unitholders (the “Rights Offering”), all holders of Rights must validly deliver their Rights Certificates along with the total Subscription Price to the Trust’s transfer agent, Computershare Investor Services Inc., before the Rights Expiry Time of 4:30 PM (Calgary time) on June 3, 2009.  Details are set out in the Rights Offering Circular which was mailed to unitholders of record as of May 5, 2009.  The Circular is available on the Trust’s website at www.precisiondrilling.com, under “Investor Centre”.

The Rights are listed on the Toronto Stock Exchange (the "TSX") under the symbol “PD.RT” and on the New York Stock Exchange (the "NYSE") under the symbol “PDS.RT”.  The Rights will stop trading on the NYSE on May 28, 2009 and on the TSX on June 3, 2009.  The Rights will expire at 4:30 PM (Calgary time) on June 3, 2009.

ABOUT THE TRUST

The Trust is a leading provider of safe, high performance energy services to the North American oil and gas industry. The Trust provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

The Trust is headquartered in Calgary, Alberta, Canada.  The Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website:  www.precisiondrilling.com

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251